			Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September
	2004	2005	2006	2007	2008	2009

Fixed charges, as defined:
Total Interest charges	$133,598	$126,788	$149,780	$163,409	$131,197	$123,606
Interest applicable to rentals	13,707	8,832	8,928	8,773	9,197	3,862

Total fixed charges, as defined	147,305	135,620	158,708	172,182	140,394	127,468

Preferred dividends, as defined (a)	6,991	6,444	5,969	6,514	1,151	1,206

Combined fixed charges and preferred dividends, as defined	$154,296	$142,064	$164,677	$178,696	$141,545	$128,674

Earnings as defined:

Income from continuing operations before extraordinary items and
the cumulative effect of accounting changes	$192,264	$206,497	$211,988	$192,779	$144,767	$132,954
Add:
Income Taxes	108,288	110,270	107,067	123,701	57,197	59,905
Fixed charges as above	147,305	135,620	158,708	172,182	140,394	127,468

Total earnings, as defined	$447,857	$452,387	$477,763	$488,662	$342,358	$320,327

Ratio of earnings to fixed charges, as defined	3.04	3.34	3.01	2.84	2.44	2.51

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.90	3.18	2.90	2.73	2.42	2.49

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.